

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2022

Pierre R. Breber
Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

   Re: Chevron Corporation
    Form 10-K for the fiscal year ended December 31, 2021
    Response dated June 24, 2022
    File No. 001-00368

Dear Mr. Breber:

  We have reviewed your June 24, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to the prior comment is to the comment in our June 13, 2022 letter.

Form 10-K for the fiscal year ended December 31, 2021

Financial Statements
Note 3 - Information Relating to the Consolidated Statement of Cash Flows, page 68

1. We have considered your response to our prior comment. We note your measure of capital and exploratory expenditures, including equity affiliates, and do not agree with your conclusion that the measure is not a non-GAAP financial measure. Further, we believe your presentation of this measure is contrary to Question 100.04 of our Non-GAAP Compliance and Disclosure Interpretations and therefore should not be disclosed. Please revise your disclosures to comply with the provisions of Item 10(e) of Regulation S-K and Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

 You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting

Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Amit Ghay